COHEN & STEERS DIVIDEND VALUE FUND, INC.

280 Park Avenue, 10th Floor

New York, New York 10017

June 28, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Keith A. O’Connell, Esq.

Re:	Cohen & Steers Dividend Value Fund, Inc. (File Nos. 333-120338; 811- 21668)

Ladies and Gentlemen:

On behalf of Cohen & Steers Dividend Value Fund, Inc. (the “Fund”), transmitted for filing under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, is Post-Effective Amendment No. 7 (“Amendment No. 7”) to the Fund’s Registration Statement (each a “Registration Statement”) on Form N-1A filed with the Securities and Exchange Commission (the “Commission”).

Amendment No. 7 is marked to show changes made in response to comments of the Commission’s staff (the “Staff”) on Post-Effective Amendment No. 6 to the Registration Statement filed on April 30, 2010 that were provided to the undersigned by Keith A. O’Connell of the Staff via telephone on June 10, 2010. For the convenience of the Staff, written comments have been restated below in their entirety. The Fund’s response follows each comment. References in the responses to a Fund’s prospectus or statement of additional information (the “SAI”) are to those filed as part of Amendment No. 7. Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 7.

FILING SUBMISSIONS

1.	Staff Comment: Please ensure that the Fund’s post-effective amendment submissions are accompanied by a cover letter.

Response: Amendment No. 7 and all subsequent filings shall be accompanied by a cover letter.

PROSPECTUSES (for Classes A & C and Class I)

Summary Prospectus Legend

2.	Staff Comment: Does the Fund intend to satisfy its prospectus delivery obligations by providing a summary prospectus to investors? If so, please include on the front cover page the legend required by Rule 498(b) under the Securities Act. In addition, please ensure that the legend does not incorporate the Fund’s annual report by reference.

Response: The Fund intends to deliver a summary prospectus, and will include on such summary prospectus the legend required by Rule 498(b). The legend will incorporate by reference to the Fund’s statutory prospectus and statement of additional information, but not the annual report.

Summary Section—Fund Fees and Expenses

3.	Staff Comment: In the Annual Fund Operating Expenses table, please move the entry for the Fund’s “Service Fee” so that it appears as a subset of the Fund’s “Other Expenses.”

Response: The requested revision has been made.

4.	Staff Comment: We note that Footnote (2) to the Annual Fund Operating Expenses table states that the contractual fee waiver/expense reimbursement agreement can only be amended or terminated “by agreement of the Fund and the Advisor.” Please clarify whether such an agreement to amend or terminate would involve the Fund, or the Board of Directors of the Fund.

Response: The parties to an agreement to amend or terminate the fee waiver/expense reimbursement agreement would be the Advisor and the Fund. However, any such agreement would be subject to approval by the Fund’s Board of Directors.

Summary Section—Principal Risks

5.	Staff Comment: In the discussion of the “Risks of Investment in Lower-Rated Securities,” please state that such securities are commonly known as “high-yield bonds” or “junk bonds.”

Response: The requested revision has been made, and similar disclosure has also been added in the “Summary Section—Principal Investment Strategies” and “Investment Objective, Principal Investment Strategies and Related Risks.”

Summary Section—Fund Performance

6.	Staff Comment: Please include the Fund’s inception date as a parenthetical to the “Since Inception” heading in the Average Annual Total Returns table, rather than as a footnote to the table.

Response: The requested revision has been made.

Summary Section—Investment Management

7.	Staff Comment: Please provide the Fund’s inception date in the biographical information for Mr. Richard E. Helm.

Response: The requested revision has been made.

Summary Section—Purchase and Sale of Fund Shares

8.	Staff Comment: Language in the first paragraph of this section states that the Fund is free to reject any purchase order, and reserves the right to waive or change its minimum investment requirements. Please move this disclosure to a section of the Prospectus located after Item 8 of Form N-1A.

Response: The disclosure has been moved and is now located under “How to Purchase and Sell Fund Shares.”

Composite Performance of Portfolio Manager & Advisor

9.	Staff Comment: If the fees and expenses of other accounts in the Composite are lower than those of the Fund, please state that the Composite’s performance would have been lower if the Fund’s fees and expenses had applied to such accounts.

Response: The requested revision has been made.

10.	Staff Comment: Please confirm that no accounts in the Composite are or were managed by portfolio managers other than Mr. Helm.

Response: Mr. Helm manages or managed every account in the Composite.

STATEMENT OF ADDITIONAL INFORMATION

11.	Staff Comment: Please confirm that the SAI will comply with the enhanced governance and risk oversight disclosure requirements of Form N-1A.

Response: Revisions have been made to the SAI in order to address the new governance and risk oversight disclosure requirements.

GENERAL

12.	Staff Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the Fund acknowledging that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The requested letter from the Fund is filed with this letter.

*    *     *     *     *     *     *     *

We hope the Staff finds this letter and the revisions in Amendment No. 7 are responsive to the Staff’s comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.796.9361.

Very truly yours,

/s/ Tina M. Payne

Tina M. Payne

COHEN & STEERS DIVIDEND VALUE FUND, INC.

280 Park Avenue, 10th Floor

New York, New York 10017

June 28, 2010

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Keith A. O’Connell, Esq.

Re:	Cohen & Steers Dividend Value Fund, Inc. (File Nos. 333-120338; 811- 21668)

Ladies and Gentlemen:

At the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the undersigned Fund acknowledges the following:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

COHEN & STEERS DIVIDEND VALUE FUND, INC.

By: /s/ Tina M. Payne

Tina M. Payne

Assistant Secretary